Exhibit 99.29

The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed.

LITHIUM AMERICAS CORP.

(formerly Western Lithium USA Corporation)

LETTER OF TRANSMITTAL

Relating to the consolidation of the common shares (the “Common Shares”) of Lithium Americas Corp. (the “Company”).

This completed letter of transmittal, accompanied by the share certificate(s)/DRS Advice (as defined below) of the Company should be personally delivered or forwarded by registered mail to: COMPUTERSHARE INVESTOR SERVICES INC., 100 University Ave, 8th Floor, Toronto, Ontario, M5J 2Y1, Attn: Corporate Actions (the “Transfer Agent”).

DO NOT FORWARD SHARE CERTIFICATES TO THE HEAD OFFICE OF THE COMPANY.

PLEASE TYPE OR WRITE LEGIBLY IN BLOCK LETTERS.

The undersigned hereby delivers to you the following share certificate(s)/DRS Advice representing Common Shares that the undersigned has full power and authority to deposit, sell, assign and transfer.

Certificate Number(s)/DRS Advice* Statement Number(s)	Name(s) in Which Common Share(s) is (are) Registered (fill in exactly as name(s) appear(s) on certificate(s)/DRS Advice)	Number of Shares Represented by Certificate(s)/DRS Advice

(Attach additional list if the space above is insufficient)

*“DRS Advice” means Direct Registration Advice.

The Transfer Agent is hereby requested and authorized to issue new share certificates/DRS Advice of the Company on basis of five (5) pre-consolidation Common Shares (each a “Pre-Consolidation Common Share”) for one post-consolidation Common Share (a “Consolidated Common Share”).

The undersigned:

(a)	represents and warrants that the undersigned is the registered owner of the number of Pre-Consolidation Shares represented by the enclosed certificate(s)/DRS Advice;

(b)	delivers to you the enclosed certificate(s)/DRS Advice representing Pre-Consolidation Shares for cancellation and exchange for Consolidated Common Shares;

(c)

represents and warrants that the undersigned has full power and authority to deposit the Pre-Consolidation Shares for cancellation and exchange pursuant to the Consolidation, free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever;

(d)

represents and warrants that the undersigned is the registered owner and has good title to such Pre-Consolidation Shares and that the information inserted into this letter of transmittal by the undersigned is accurate and complete;

(e)

agrees further that all questions as to the validity, form and acceptance of any Pre-Consolidation Shares will be determined by the Company in its sole discretion and that such determination shall be final and binding; and

(f)	agrees not to transfer or permit to be transferred any of the deposited Pre-Consolidation Shares; and

(g)	covenants and agrees to execute, upon request, any and all such documents and other assurances as may be necessary or desirable to give effect to the Consolidation.

A.	NAME AND NUMBER OF CERTIFICATES OR DRS ADVICE FOR COMMON SHARES

The undersigned directs you to issue (select one):

☐ Certificates;	or

☐ DRS	Advice,

representing the Consolidated Common Shares.

Certificate(s)/DRS Advice representing the Consolidated Common Shares are to be issued as follows:

Name on Certificate/DRS Advice	Number of Consolidated Common Shares

(See instruction 4. Attach additional list if the space above is insufficient)

B. DELIVERY Mail or make available for delivery certificate(s)/DRS Advice representing Consolidated Common Shares as follows:

C. IMPORTANT: This box must be completed fully if the name in which any Consolidated Common Share is to be issued differs from the name of the registered holder appearing on the existing certificate(s)/DRS Advice.

Name: ____________________________________	Date:_____________________________________

Address: __________________________________	Signature:_________________________________

Name:____________________________________

Postal (Zip) Code: ___________________________

Make available for pick-up at the office of Computershare Investor Services Inc., against a counter receipt, by:	Address:__________________________________

Name:____________________________________	Postal (Zip) Code:__________________________
Signature Guaranteed by:

Address:__________________________________

IMPORTANT: THIS LETTER OF TRANSMITTAL MUST BE DATED AND SIGNED

Dated:______________________________	Signature of Shareholder:____________________________

Telephone:________________________________________

INSTRUCTIONS

1.

Pursuant to the consolidation of the Company effective on November 8, 2017, each shareholder will receive one (1) Consolidated Common Share for every five (5) Pre-Consolidation Common Shares. No fractional Consolidated Common Shares will be issued as a result of the Consolidation. Any fractional Consolidated Common Shares shall be rounded to the nearest whole common share (on the basis that each fractional share remaining post-consolidation that is less than  1⁄2 of a Common Share shall be cancelled and each fractional share that is at least  1⁄2 of a Common Share shall be changed to one whole Common Share). Each shareholder will receive a whole number of Consolidated Common Shares.

2.

Each registered holder of Common Shares must deliver the Letter of Transmittal completed and signed, together with their share certificate(s)/DRS Advice to Computershare Investor Services Inc. at the office of the Transfer Agent set out in Instruction 7 below. The method of delivery of the share certificate(s)/DRS Advice is at the option and risk of the holder of Common Shares. It is recommended such documents be delivered by hand to the Transfer Agent and a receipt obtained. If mail is used, registered mail, properly insured with acknowledgement of receipt requested, is suggested. Delivery will be effected only when documents are actually received by the Transfer Agent at the office set out below.

3.

Each registered holder of Common Shares must fill in the delivery instructions in Part B and sign and date this Letter of Transmittal. If Part B is not completed, the share certificate(s)/DRS Advice representing Consolidated Common Shares will be mailed to the shareholder’s address recorded on the books of the Transfer Agent.

4.

If no change in the name of the registered holder appearing on the existing share certificate(s)/DRS Advice is desired but more than one new share certificate/DRS Advice is to be issued in that name, a holder should also fill out Part A of this Letter of Transmittal. Any holder who does not fill out Part A will receive one Consolidated Common Share certificate/DRS Advice for each Common Share certificate/DRS Advice delivered herewith. No charge will be made for one new certificate/DRS Advice, but where more than one certificate is requested a charge of $25.00 (plus HST) will be levied for each additional certificate.

5.

A registered holder of Common Shares who wishes to have the share certificate(s)/DRS Advice representing Consolidated Common Shares registered in the name of a person other than the registered holder must fill in Part C as well as Parts A and B of the Letter of Transmittal and must endorse the existing share certificate(s)/DRS Advice delivered with the Letter of Transmittal. The signature of the registered holder must correspond in every respect with the name appearing on the face of the share certificate(s)/DRS Advice. Such signature must be guaranteed by a Canadian chartered bank, or a member of the Securities Transfer Association Medallion Program (STAMP).

6.

Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association or by any agent, executor, administrator, trustee, curator, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by evidence of authority to act satisfactory to the Transfer Agent.

7.	Additional copies of the Letter of Transmittal may be obtained from the Transfer Agent at the office of the Transfer Agent specified below.

Computershare Investor Services Inc.

100 University Ave

8th Floor

Toronto, Ontario

M5J 2Y1

Attention: Corporate Actions

8.

If a share certificate(s)/DRS Advice has been lost or destroyed, the Letter of Transmittal should be completed as fully as possible and forwarded to the Transfer Agent at the address set out in Instruction 7 above, together with correspondence stating that the original share certificate(s)/DRS Advice has been lost. The Transfer Agent will forward appropriate documentation. Any questions should be directed to the Transfer Agent; telephone number 1.800.564.6253 or email corporateactions@computershare.com.

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